As filed with the Securities and Exchange Commission on January 7, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Coeur d’Alene Mines Corporation

(Exact name of registrant as specified in its charter)

Idaho (State or other jurisdiction of incorporation or organization)	82-0109423 (I.R.S. Employer Identification No.)

400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Dennis E. Wheeler
Chairman of the Board and Chief Executive Officer
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Timothy J. Hart, Esq.
Gibson, Dunn & Crutcher, LLP
2029 Century Plaza East
Los Angeles, California 90067
(310) 552-8500

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [   ]

     If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [X] 333-111074.

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum
Securities to be	Amount to be	Offering Price Per	Aggregate Offering	Amount of Registration
Registered	Registered(1)	Unit(1)	Price(1)(2)	Fee

Common Stock(3)	$30,000,000	(2)	$30,000,000	$2,427 (7)

Preferred Stock(4)

Warrants(5)

Debt Securities(6)

(1)	In no event will the aggregate maximum offering price of all securities offered and sold pursuant to this registration statement exceed $30,000,000.

(2)	The proposed maximum offering price per unit (a) has been omitted pursuant to Instruction II.D. of Form S-3, and (b) will be determined, from time to time, by the registrant in connection with the issuance of the securities registered hereunder.

(3)	Subject to footnote (1), there is being registered hereunder an indeterminate number of shares of common stock as may be sold, from time to time, by the regsitrant. There is also being registered hereunder an indeterminate number of shares of common stock that may be issued upon conversion of preferred stock or debt securities or exercise of warrants registered hereunder.

(4)	Subject to footnote (1), there is being registered hereunder an indeterminate number of shares of preferred stock as may be sold, from time to time, by the registrant. There is also being registered hereunder an indeteriminate number of shares of preferred stock that may be issued upon exercise of warrants hereunder.

(5)	Subject to footnote (1), there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time, by the registrant.

(6)	Subject to footnote (1), there is being registered hereunder an indeterminate number of debt securities as may be sold, from time to time, by the registrant. There is also being registered hereunder an indeteriminate number of debt securities that may be issued upon exercise of warrants hereunder.

(7)	Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Registration Statement is being filed pursuant to Rule 462(b) and General Instruction IV to Form S-3, both as promulgated under the Securities Act of 1933, as amended. The contents of the Registration Statement on Form S-3 (File No. 333-111074) filed by Coeur d’Alene Mines Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”) on December 11, 2003, as amended, which was declared effective by the Commission on December 16, 2003, and including the documents filed by the Company with the Commission and incorporated or deemed to be incorporated therein, are incorporated herein by reference.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d’Alene, State of Idaho, on this 7th day of January, 2004.

COEUR D’ALENE MINES CORPORATION

By: /s/ James A. Sabala

James A. Sabala Executive Vice President and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Dennis E. Wheeler	Chairman of the Board of Directors, Chief Executive Officer and Director (Principal Executive Officer)	January 7, 2004

/s/ James A. Sabala James A. Sabala	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)	January 7, 2004

* Wayne L. Vincent	Controller and Chief Accounting Officer (Principal Accounting Officer)	January 7, 2004

* Cecil D. Andrus	Director	January 7, 2004

* J. Kenneth Thompson	Director	January 7, 2004

* James J. Curran	Director	January 7, 2004

* James A. McClure	Director	January 7, 2004

* Robert E. Mellor	Director	January 7, 2004

* John H. Robinson	Director	January 7, 2004

Timothy R. Winterer	Director	January , 2004

*
/s/ James A. Sabala
James A. Sabala, by signing his name hereto, does sign this document on behalf of the persons noted above, pursuant to a power of attorney duly executed by such persons and previously filed

EXHIBIT INDEX

Exhibit
Number	Description

5(a)	Legal opinion of William F. Boyd regarding the legality of the securities being registered under this registration statement.

5(b)	Legal opinion of Gibson, Dunn & Crutcher LLP regarding the legality of the securities being registered under this registration statement.

23(a)	Consent of William F. Boyd (included in Exhibit 5(a)).

23(b)	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5(b)).

23(c)	Consent of KPMG LLP.

24	Powers of Attorney. (Filed as Exhibit 24 to the Registration Statement on Form S-3 of the Company (File No. 333-111074) and incorporated herein by reference